TASEKO SETS THE RECORD STRAIGHT FOR SHAREHOLDERS AND
ADDRESSES DISSIDENT BONDHOLDER’S PR TACTICS

March 8, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today set the record straight for shareholders regarding its recent accomplishments. Taseko also addressed the public relations tactics of a conflicted dissident bondholder, Raging River Capital LP (“RRC”).

Taseko cautions shareholders not to be misled by RRC. As Taseko shareholders become better informed, Taseko is confident that they will join the growing numbers who support the current Board’s strategy and oppose RRC’s dissident nominees.

Taseko’s Approach: Delivering Benefits for Shareholders

While RRC has engaged in a costly dissident campaign to initiate an agenda of asset divestitures, Taseko has been delivering concrete benefits for all investors, including:

  Earning the John Ash award for making the Gibraltar mine the safest mine in British Columbia in 2015. This is the second year in a row that Gibraltar has received this award from the BC government. It recognizes the mines with at least one million worker hours and the lowest lost-time accident frequency. Gibraltar lost no time to accidents in 2015 and 2014, a reflection of the high standards set by Taseko, its Board and its employees. The BC government publicly announced the award yesterday.

  Achieving strong financial and operating performance for fiscal 2015, with cash flows from operations increasing to $52 million, despite a challenging business environment and significantly lower copper pricing;

  Playing an integral role in the BC mining industry’s negotiations of a five-year power rate deferral program announced by the government of BC;

  Completing a US$70 million Senior Secured Credit Facility Agreement to strengthen Taseko’s balance sheet in a time of extremely challenging financial markets;

  Negotiating long-term concentrate off-take and ocean freight agreements that significantly reduce Gibraltar’s off-property costs going forward;

  Strengthening of the Company’s corporate governance policies and procedures by giving shareholders a greater say on the Company’s relationship with Hunter Dickinson Inc., a long-time services provider with which Taseko has certain directors and shareholders in common; and

  Committing to add two new independent directors to the Board in the near term.

Taseko looks forward to providing investors with further insight in the weeks to come regarding its continuing strategic efforts to increase long-term shareholder value.

Taseko is Well Positioned for a Copper Price Recovery

Taseko notes that the current Board has strategically positioned the Company to create shareholder value with a cyclical rebound in the price of copper. A benchmark price of copper closed at US$2.26 per pound on March 7, 2016, up 15% from US$1.96 per pound in mid-January. Over the same time period, Taseko’s share price has increased 75%, demonstrating the extent of Taseko’s leverage to the copper price.

RRC’s Bonds: A Serious Dual Role Conflict of Interest, Still Hidden

Taseko believes RRC’s nominees are conflicted as a result of RRC’s recent accumulation of a large position in Taseko’s bonds. In the conflicted dual role of director and bondholder, RRC’s nominees will be economically incentivized to sell off Taseko’s assets, even at the bottom of the copper market, so they can accelerate repayment of Taseko’s bonds at par.

This strategy would put shareholder value at risk but could deliver a huge profit to RRC, since RRC has a much larger bond position than share position in Taseko. Unfortunately, RRC has not reported its bond position and so shareholders who have been relying on RRC’s news releases will not be alert to the conflict.

Taseko has filed a complaint (the “Complaint”) to force RRC to correct the legal record about its ownership of the bonds. For more information on RRC’s bond ownership, please read Taseko’s news release dated February 18, 2016 at this link (http://www.tasekomines.com/proxy-contest/news-releases/taseko-mines-dissidents-financial-interests-now-severely-at-odds-with-shareholders).

The Radzik-Connected Bankruptcy: A Worrisome Precedent

Taseko reminds shareholders of a worrisome strategic precedent for RRC’s conflict of interest: a corporate bankruptcy in which dissident nominee Mark Radzik was both a director and representative of certain lenders. Mr. Radzik, while admitting or denying nothing, signed a settlement in 2013 in which the bankruptcy trustee said the following allegations may have been available against Mr. Radzik:

  The directors, including Mr. Radzik, may have “violated their fiduciary duties of care and loyalty” owed to the bankrupt company, and
  Certain lenders, including those represented by Mr. Radzik, may have “improperly benefited from the actions of the directors.”

According to documents filed in the bankruptcy (see the settlement at this link: http://www.tasekomines.com/assets/docs/pdf/may-6-13-support-plus-bankruptcy-settlement-agreement-20160225045050.pdf), the trustee identified various allegedly improper benefits that the directors (among them Mr. Radzik in his dual role) may have provided to the lenders. The list includes:

  Increasing the lenders’ collateral,
  Deepening the bankrupt company’s insolvency,
  Preventing new investment opportunities to the detriment of the bankrupt company,
  Directing the bankrupt company to employ a director and insider of the lenders as a “purported restructuring consultant for the benefit of the lenders,” and
  Usurping “corporate opportunities” of the bankrupt company.

Taseko believes the bankruptcy is important because Mr. Radzik is now positioning himself and his fellow dissidents into a conflicted dual role at Taseko. And yet, when Taseko reported the bankruptcy last month, RRC failed to provide a substantive explanation for the bankruptcy or its non-disclosure and instead publicly and unfairly accused Taseko of “baseless mud-slinging.”

Taseko urges shareholders to examine the facts, including the bankruptcy settlement noted above and Taseko’s news release dated February 25, 2016 at this link (http://www.tasekomines.com/proxy-contest/news-releases/taseko-mines-dissidents-fail-to-disclose-bankruptcy-involving-a-proposed-director-nominee).

RRC’s Empty Threats to Commence a Defamation Claim

After Taseko reported the corporate bankruptcy related to Mr. Radzik, RRC publicly claimed that it was “commencing a defamation lawsuit” against Taseko in response. When Taseko’s legal counsel demanded that RRC provide particulars with respect to the alleged defamation, RRC’s legal counsel did not respond. Taseko does not intend to retract its statements with regard to the bankruptcy.

RRC’s Financing Offer: An Alarmist and Dilutive Proposal for Shareholders

On February 29, 2016, RRC issued a news release that has alarmed many investors by suggesting that Taseko was on the verge of undertaking a dilutive equity financing. Perhaps more alarming was RRC’s proposal to participate in or backstop it.

Taseko does not have the need for such a financing, has not engaged in any discussions with respect to such a financing, and has given RRC no reasonable grounds to believe a financing was being planned. This was just another public relations tactic by RRC. Taseko has no intention of accepting RRC’s offer to participate in or backstop an equity financing.

RRC’s Unfounded Allegations: RRC Subject to Libel Action

In the face of dwindling shareholder support and increasing scrutiny of the RRC bondholdings and RRC corporate bankruptcy that Taseko has reported but RRC has not, RRC attempted an even more reckless public relations tactic. On February 29, 2016 and March 1, 2016 RRC issued news releases with false allegations of insider trading involving two Taseko executives.

Shareholders should be aware that on March 4, 2016 the independent counsel to Mr. Hallbauer and Mr. Battison filed a libel action (BC Supreme Court Registry #S162087) against RRC and Mr. Radzik. For more information please read the independent counsel’s letter to RRC and Mr. Radzik dated March 1, 2016 at this link (http://www.tasekomines.com/assets/docs/pdf/march1.2016_letter-to-raging-river-capital-lp-and-mark-radzik.pdf).

RRC’s Lack of Transparency: RRC has not Disclosed its Internal Arrangements

Taseko believes RRC has not been transparent with shareholders regarding internal agreements and arrangements among its group, as is required by law, and has inaccurately disclosed the manner in which RRC acquired Taseko shares. Taseko’s Complaint will ensure shareholders have this important information prior to a vote.

RRC’s Short Term Approach: RRC is not a Long-Term Taseko Shareholder

RRC’s representatives have made statements to the media which imply that RRC has been a long-term Taseko shareholder. This is simply not the case. RRC is a recently created entity with no mining assets or operations, which only began accumulating Taseko shares on December 29, 2015. Only two weeks later it had requisitioned a meeting of Taseko’s shareholders. RRC is an opportunist. Its interests are not aligned with Taseko’s base of longstanding shareholders who take a long-term view of mining investments and the commodities cycle.

RRC’s Consistent Pattern of Misleading Shareholders

Taseko believes RRC has displayed a consistent pattern of misleading shareholders and has not disclosed key facts. Taseko is working hard to defend shareholders against the conflict of interest that Taseko has reported, but that RRC has not.

Taseko’s current Board intends to grow your company so that all shareholders reap the rewards of a stronger market. Don't allow the value of your investment to be diminished by an opportunistic and conflicted dissident bondholder.

We will continue to keep our shareholders informed of the facts.

Detailed Information to Come

As previously mentioned, shareholders will receive detailed information about the proxy contest by way of a Management Information Circular well in advance of the requisitioned meeting. Shareholders should read the circular carefully before reaching a decision with regard to their votes. In the meantime, there is no need for shareholders to take any action.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President & CEO

About Taseko
Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.